UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Amendment No. __)

UNDER THE SECURITIES EXCHANGE ACT OF 19341

Genta Incorporated
 (Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

37245M504
 (CUSIP Number)

March 9, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

__________________

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37245M504	13G	Page 2 of 12

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Arcus Ventures Fund, L.P. 83-0490109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 23,315,632*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 23,315,632*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,315,632*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Consists of 80,500 shares of Common Stock, 22,012,941 shares of common stock issuable upon conversion of a currently convertible promissory note (the “September 2009 Note”) and 1,222,191 shares of common stock issuable upon conversion of a currently convertible promissory note (the “January 2010 Note”).

CUSIP NO. 37245M504	13G	Page 3 of 12

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Arcus Ventures Management, LLC 83-0490119
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 23,315,632*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 23,315,632*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,315,632*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Consists of 80,500 shares of Common Stock, 22,012,941 shares of common stock issuable upon conversion of the September 2009 Note and 1,222,191 shares of common stock issuable upon conversion of the January 2010 Note.

CUSIP NO. 37245M504	13G	Page 4 of 12

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James B. Dougherty
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 23,315,632*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 23,315,632*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,315,632*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Consists of 80,500 shares of Common Stock, 22,012,941 shares of common stock issuable upon conversion of the September 2009 Note and 1,222,191 shares of common stock issuable upon conversion of the January 2010 Note.

CUSIP NO. 37245M504	13G	Page 5 of 12

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven Soignet
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 23,315,632*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 23,315,632*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,315,632*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Consists of 80,500 shares of Common Stock, 22,012,941 shares of common stock issuable upon conversion of the September 2009 Note and 1,222,191 shares of common stock issuable upon conversion of the January 2010 Note.

CUSIP NO. 37245M504	13G	Page 6 of 12

Item 1(a).	Name of Issuer.

Genta Incorporated (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Issuer’s principal executive offices are located at 200 Connell Drive, Berkeley Heights, NJ  07922.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons with respect to shares of common stock of the Issuer:

(i)           Arcus Ventures Fund, L.P., a Delaware limited partnership (“Arcus Ventures Fund”);

(ii)           Arcus Ventures Management, LLC, a Delaware limited liability company and the general partner of Arcus Ventures Fund (“Arcus Ventures Management”);

(iii)           James B. Dougherty, an individual and a member of Arcus Ventures Management (“Dougherty”); and

(iv)           Steven Soignet, an individual and a member of Arcus Ventures Management (“Soignet”).

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.  Each of Dougherty and Soignet disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of his pecuniary interest therein.

Items 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 55 Broad Street, Suite 1840, New York, NY 10004.

Items 2(c).	Citizenship.

Dougherty and Soignet are United States citizens.  Arcus Ventures Fund is a limited partnership organized under the laws of the State of Delaware.  Arcus Ventures Management is a limited liability company organized under the laws of the State of Delaware.

CUSIP NO. 37245M504	13G	Page 7 of 12

Items 2(d).	Title of Class of Securities.

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

37245M504

Items 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with 13d-1 (b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP NO. 37245M504	13G	Page 8 of 12

Items 4.	Ownership.

The percentages used herein are calculated based upon 233,156,331 shares of Common Stock outstanding as of March 11, 2010 as provided by the Issuer.  As of the close of business on March 16, 2010, the Reporting Persons beneficially owned shares of the Issuer’s common stock in the amounts and percentages listed below:

A.	Arcus Ventures Fund, L.P.

(a)	Amount beneficially owned: 23,315,632

(b)	Percent of class: 9.9%

(c)	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 23,315,632

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 23,315,632

B.	Arcus Ventures Management, LLC

(a)	Amount beneficially owned: 23,315,632

(b)	Percent of class: 9.9%

(c)	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 23,315,632

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 23,315,632

C.	James B. Dougherty

(a)	Amount beneficially owned: 23,315,632

(b)	Percent of class: 9.9%

(c)	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 23,315,632

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 23,315,632

D.	Steven Soignet

(a)	Amount beneficially owned: 23,315,632

(b)	Percent of class: 9.9%

(c)	(i)	Sole power to vote or direct the vote: -0-

CUSIP NO. 37245M504	13G	Page 9 of 12

(ii)	Shared power to vote or direct the vote: 23,315,632

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 23,315,632

In addition to the 23,315,632 shares beneficially owned as reported above (consisting of 80,500 shares of Common Stock, 22,012,941 shares of Common Stock currently issuable upon the conversion of the September 2009 Note and 1,222,191 shares of common stock issuable upon conversion of the January 2010 Note), Arcus Venture Fund held as of March 16, 2010 (i) warrants that are currently exercisable (the “October 2009 Warrants”) to purchase 562,500 shares of Common Stock, (ii) warrants that are currently exercisable (the “January 2010 Warrants”) to purchase 202,500 shares of Common Stock, (iii) warrants that are currently exercisable (the “March 2010 Warrants”) to purchase 1,145,804 shares of Common Stock, (iv) purchase rights that are currently exercisable (the “December 2008 Purchase Rights”) to acquire 77,812,500 shares of Common Stock and (v) purchase rights that are currently exercisable (the “October 2009 Purchase Rights”) to acquire 22,500,000 shares of Common Stock; however, each of the October 2009 Warrants, the January 2010 Warrants, the March 2010 Warrants, the December 2008 Purchase Rights and the October 2009 Purchase Rights contains a limitation on exercise which prevents the Reporting Persons from such exercise if, after giving effect to the exercise, the Reporting Persons would in the aggregate beneficially own more than 4.99% of the outstanding shares of Common Stock.  Therefore, the Reporting Persons cannot exercise any of the October 2009 Warrants, the January 2010 Warrants, the March 2010 Warrants, the December 2008 Purchase Rights and the October 2009 Purchase Rights and, accordingly, do not beneficially own underlying shares of Common Stock if such ownership would cause the Reporting Persons’ beneficial ownership of Common Stock to exceed 4.99%.  On March 9, 2010, the Reporting Persons acquired from the Issuer units consisting of (i) a promissory note that will become convertible on September 9, 2010 into 28,000,000 shares of Common Stock (the “B Note”), (ii) a promissory note that will become convertible on September 9, 2010 into 28,000,000 shares of Common Stock (the “C Note”), (iii) a promissory note that will become convertible on September 9, 2010 into 14,000,000 shares of Common Stock (the “D Note”) and (iv) a purchase warrant (the “March 2010 Purchase Warrant”) that is currently convertible into a promissory note (the “E Note”) that would be convertible into 28,000,000 shares of Common Stock; however, each of the B Note, the C Note, the D Note and the March 2010 Purchase Warrant contains a limitation on exercise which prevents the Reporting Persons from such exercise if, after giving effect to the exercise, the Reporting Persons would in the aggregate beneficially own more than 9.99% of the outstanding shares of Common Stock.  Therefore, the Reporting Persons cannot exercise any of the B Note, the C Note, the D Note and the March 2010 Purchase Warrant and, accordingly, do not beneficially own underlying shares of Common Stock if such ownership would cause the Reporting Persons’ beneficial ownership of Common Stock to exceed 9.99%.

CUSIP NO. 37245M504	13G	Page 10 of 12

Items 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Items 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Items 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Items 8.	Identification and Classification of Members of the Group.

Not Applicable.

Items 9.	Notice of Dissolution of Group.

Not Applicable.

Items 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 37245M504	13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2010

Arcus Ventures Fund, L.P.

By:	Arcus Ventures Management, LLC,
as General Partner
By:	/s/Steven Soignet
Steven Soignet, Member

Arcus Ventures Management, LLC
By:	/s/Steven Soignet
Steven Soignet, Member

/s/James B. Dougherty
James B. Dougherty, individually

/s/Steven Soignet
Steven Soignet, individually

CUSIP NO. 37245M504	13G	Page 12 of 12

EXHIBIT INDEX

Exhibit Number	Exhibit Description
24.1	Power of Attorney
99.1	Joint Filing Agreement